UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-41678

VCI Global Limited

(Translation of registrant’s name into English)

B03-C-8 Menara 3A

KL, Eco City, No.3 Jalan Bangsar

59200 Kuala Lumpur

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

On January 24, 2024, V Capital Real Estate Sdn Bhd, the real estate arm and a subsidiary of VCI Global Limited (“VCI Global”, or the “Company”), entered into an agreement with Haad Sai Ngen Co. Ltd., for the acquisition of leasing rights for land (the “Agreement”), including Impiana Private Villas Kata Noi, Phuket, and its associated assets.

Upon VCI Global’s acquisition of the leasing rights for an approximately 2,902 square meters land area in Karon Sub-District, Muang Phuket District, Phuket Province, Thailand, the Company secures Impiana Private Villas Kata Noi, Phuket along with all its associated assets. Impiana Private Villas Kata Noi comprises 11 villas, covering 1,085 square meters, occupying less than 40% of its land area. This acquisition of leasing rights prepares the Company for future business expansion.

Capitalized terms used but not defined herein have the meanings ascribed to them in the Agreement. A copy of the Agreement is attached hereto as Exhibit 10.1 and is incorporated herein by reference. The foregoing summary of the terms of the Agreement is subject to, and qualified in the entirety by, such document.

A copy of the Company’s press release dated January 24, 2024, titled “VCI Global’s Real Estate Arm Acquires Impiana Private Villas Kata Noi in Phuket, Thailand.” is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 26, 2024	VCI Global Limited

	By:	/s/ Victor Hoo
	Name:	Victor Hoo
	Title:	Chairman and Chief Executive Officer

Exhibit Index

Exhibit No.	Description
10.1	Heads of Agreement Entered by and between V CAPITAL REAL ESTATE SDN BHD and HAAD SAI NGEN CO. LTD.
99.1	Press Release dated as of January 24, 2024

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